May 11, 2026

Timothy O'Leary
Chief Financial Officer
Priority Technology Holdings, Inc.
2001 Westside Parkway, Suite 155
Alpharetta, GA 30004

        Re: Priority Technology Holdings, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2025
            File No. 001-37872
Dear Timothy O'Leary:
       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services